Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

The Merger Agreement, dated as of November 25, 2012, by and among Fiat Industrial S.p.A. (“Fiat Industrial”), Fiat Netherlands Holding N.V., CNH Global N.V. (“CNH”) and FI CBM Holdings N.V. was filed by CNH under cover of Form 6-K today and is incorporated by reference into this filing.

For more information contact:

CNH Investor Relations

+1 (630) 887-3745

The document incorporated by reference does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

The document incorporated by reference contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in the document incorporated by reference concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination, the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.